Exhibit 99.1

Kamada Reports Strong First Quarter 2023 Financial Results; Reiterates

Revenue and Profitability Guidance

●	Total Revenues for First Quarter of 2023 were $30.7 Million, Up 9% Year-over-Year

●	First Quarter 2023 EBITDA of $3.8 Million, Increase of 16% Year-over-Year

●	Solid First Quarter Results and Expected Continued Momentum Supported by Multiple Growth Drivers Anticipated to Drive Full-Year 2023 EBITDA Growth of Over 30% Year-over-Year

●	Announced $60 Million Private Placement with FIMI Opportunity Funds

●	Received FDA Approval to Manufacture CYTOGAM® at the Company’s Israeli Facility; Expected to Positively Impact Plant Utilization and Efficiency

●	Conference Call and Live Webcast Today at 8:30 AM ET

REHOVOT, Israel, and Hoboken, NJ – May 24, 2023 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company, with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for three months ended March 31, 2023.

“We are off to an excellent start to 2023, both financially and operationally,” said Amir London, Kamada’s Chief Executive Officer. “With total revenues in the first quarter of $30.7 million, which represented year-over-year growth of 9%, and EBITDA of $3.8 million, an increase of 16% year-over-year, we achieved the top- and bottom-line growth anticipated in our business to begin the year. Importantly, we continue to effectively leverage multiple growth drivers, including KEDRAB® sales in the U.S, the profitable portfolio of four FDA approved IgGs acquired in late 2021, the sales of our other Proprietary products in the international markets, and our Israeli distribution business.”

“While our first quarter results are impressive, we are equally excited about our outlook for the remainder of the year,” continued Mr. London. “As such, we are reiterating our full-year 2023 revenue guidance of $138 million to $146 million and EBITDA guidance of $22 million to $26 million, which would represent profitability growth of over 30% as compared to 2022. Looking beyond 2023, based on multiple catalysts from our existing business, we continue to anticipate annual double-digit growth rate in revenues and profitability in the foreseeable years ahead.”

“Our prospects were recently further significantly enhanced by the successful completion of multiple key achievements. The $60 million financing agreement signed with FIMI will provide us with financial flexibility, allowing us to accelerate the growth of our existing business and pursue compelling business development opportunities. Moreover, regarding our existing business, the FDA approval to manufacture CYTOGAM® at our facility in Israel, and the initiation of our commercial manufacturing, will positively impact our facility’s utilization and efficiency. In addition, we are encouraged by the most recent progress achieved in our ongoing pivotal Phase 3 InnovAATe clinical trial for the inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (AATD). The study has enrolled 60 patients to date and the independent Data Safety Monitoring Board (DSMB) recently recommended study continuation without modification for the fifth time since study initiation,” concluded Mr. London.

Financial Highlights for the Three Months Ended March 31, 2023

●	Total revenues were $30.7 million in the first quarter of 2023, compared to $28.1 million in the first quarter of 2022, representing a 9% increase year-over-year.

●	Gross profit and gross margins were $11.8 million and 39%, respectively, in the first quarter of 2023, compared to $11.3 million and 40%, respectively, reported in the prior year period. Cost of goods sold in the Company’s Proprietary segment in the first quarter of 2023 included $1.3 million of depreciation expenses associated with intangible assets generated through the IgG products acquisition. Gross profit and gross margins, excluding such intangible assets depreciation, would have been $13.2 million and 43%, respectively, compared to $12.6 million and 45%, respectively, in the first quarter of 2022.

●	Operating expenses, including R&D, Sales & Marketing (S&M), G&A and other expenses (including excess severance remuneration described below), totaled $11.6 million in the first quarter of 2023, compared to $11.1 million in the first quarter of 2022. S&M costs for the most recently completed first quarter included $0.4 million of depreciation expenses of intangible assets generated through the IgG products acquisition.

●	During the first quarter of 2023, Kamada conducted a planned workforce downsizing at its Israeli plant, optimizing staff level to its capacity needs. As a result of this downsizing, the Company incurred an expense of $0.6 million for excess severance remuneration provided to employees who were laid off. The downsizing is expected to result in an annualized reduction of approximately 6% in the overall Israeli labor costs.

●	Finance expense, net for the first quarter of 2023 included a $1.8 million expense associated with the revaluation of the contingent consideration and other long-term liabilities assumed as part of the IgG products acquisition. For more information with respect to such contingent consideration and other long-term liabilities, please refer to Note 5 of Kamada’s 2022 financial statements included in the 2022 Annual Report on Form 20-F filed on March 15, 2023, with the Securities and Exchange Commission.

●	Net loss was $1.8 million, or $(0.04) per share, in the first quarter of 2023, in line with a net loss of $1.8 million, or $(0.04) per share, in the first quarter of 2022. Excluding depreciation expenses of intangible assets and finance expenses of the contingent consideration and other assumed long-term liabilities associated with the acquired IgG products, the Company would have recorded net income of $1.7 million, or $0.04 per share, in the first quarter of 2023, compared to $1.9 million, or $0.04 per share in the first quarter of 2022.

●	EBITDA, as detailed in the tables below, was $3.8 million in the first quarter of 2023, as compared to $3.3 million in the first quarter of 2022, representing a 16% increase year-over-year.

●	Excluding the $0.6 million expense of the excess severance remuneration paid to the employees who were laid off, EBITDA would have been $4.4 million in the first quarter of 2023, representing a 33% increase year-over-year.

●	Cash used by operating activities was $2.9 million in the first quarter of 2023, as compared to cash provided by operating activities of $5.5 million in the first quarter of 2022.

Balance Sheet Highlights

As of March 31, 2023, Kamada had cash, cash equivalents, and short-term investments of $27.1 million, as compared to $34.3 million on December 31, 2022. This figure does not include the expected net proceeds from the recently announced $60 million financing, which is expected to close during the second half of 2023.

Recent Corporate Highlights

●	Announced that it has entered into a securities purchase agreement with FIMI Opportunity Funds (FIMI), the leading private equity investor in Israel, to purchase $60 million of its ordinary shares in a private placement.

●	Received FDA approval of application to manufacture CYTOGAM® (Cytomegalovirus Immune Globulin Intravenous [Human]) (CMV-IGIV) at the Company’s facility in Beit Kama, Israel.

●	Granted marketing authorization in Switzerland from Swissmedic for GLASSIA® [Alpha-1 Proteinase Inhibitor (Human)], for chronic augmentation and maintenance therapy in adults with clinically evident emphysema due to severe hereditary AATD.

●	Announced that Chief Financial Officer (CFO) Chaime Orlev will remain in role and the appointment of Nir Livneh as the Company’s Vice President, General Counsel and Corporate Secretary.

Fiscal Year 2023 Guidance

Kamada continues to expect to generate fiscal year 2023 total revenues in the range of $138 million to $146 million. The Company also continues to anticipate generating EBITDA during 2023 in the range of $22 million to $26 million, representing profitability growth of over 30% from the year ended December 31, 2022.

Conference Call

Kamada management will host an investment community conference call on Wednesday, May 24, 2023, at 8:30am Eastern Time to present the Company’s results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.), 1 809-406-247 (from Israel) or 1-201-689-8263 (International) using conference ID 13738719. The call will also be webcast live on the Internet at: https://viavid.webcasts.com/starthere.jsp?ei=1614685&tp_key=87fb1414ee.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use this non-IFRS financial measure to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares and is expected to beneficially own approximately 38% upon the closing of the Private Placement.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) 2023 revenue guidance in the range of $138 Million to $146 Million; (2) 2023 EBITDA of $22 million to $26 million representing profitability growth of over 30% from the year ended December 31, 2022; (3) commercial manufacturing of CYTOGAM® in Israel shortly, which will positively impact the facility’s utilization and efficiency; (4) expected annual double-digit growth rate in revenues and profitability in the foreseeable years ahead; (5) effectively leveraging multiple growth drivers, including KEDRAB® sales in the U.S, the portfolio of four FDA approved IgGs acquired in late 2021, the sales of our other Proprietary products in the international markets, and our Israeli distribution business; (6) receiving net proceeds from the recently announced $60 million financing; (7) closing of the recently announced $60 million financing during the second half of 2023; (8) the financing providing the Company with financial flexibility, allowing the Company to accelerate the growth of its existing business and pursue compelling business development opportunities; (9) the downsizing is expected to result in an annualized reduction of approximately 6% in overall Israeli labor costs; and (10) optimism about AATD Phase 3 clinical trial progress. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, success in receiving the necessary shareholder and regulatory approvals for the Private Placement, timing of Kamada’s release of its financial results for the second quarter of 2023, overall stock market conditions and specifically Kamada’s stock price, availability of sufficient raw materials required to maintain manufacturing plans, continued utilization of Kamada’s Israeli manufacturing site, continuation of inbound and outbound international delivery routes, continued demand for the IgG product portfolio, FDA and international health authorities’ approval process, financial conditions of the Company’s customers, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Amir London

Chief Executive Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As of
	As of March 31,		December 31,
	2023	2022	2022
	Unaudited		Audited

Assets
Current Assets
Cash and cash equivalents	$27,121	21,967	$34,258
Trade receivables, net	20,925	21,568	27,252
Other accounts receivables	3,603	7,867	8,710
Inventories	79,754	64,761	68,785
Total Current Assets	131,403	116,163	139,005

Non-Current Assets
Property, plant and equipment, net	26,496	26,098	26,157
Right-of-use assets	5,836	2,990	2,568
Intangible assets, Goodwill and other long-term assets	145,305	151,858	147,072
Contract assets	7,755	5,987	7,577
Total Non-Current Assets	185,392	186,933	183,374
Total Assets	316,795	303,096	$322,379
Liabilities
Current Liabilities
Current maturities of bank loans	$4,444	3,725	$4,444
Current maturities of lease liabilities	1,438	1,017	1,016
Current maturities of other long term liabilities	29,414	19,095	29,708
Trade payables	26,210	11,682	32,917
Other accounts payables	7,350	6,670	7,585
Deferred revenues	419	40	35
Total Current Liabilities	69,275	42,229	75,705

Non-Current Liabilities
Bank loans	11,852	16,296	12,963
Lease liabilities	4,992	3,056	2,177
Contingent consideration	18,115	22,551	17,534
Other long-term liabilities	37,280	42,531	37,308
Deferred revenues	-	15	-
Employee benefit liabilities, net	473	1,268	672
Total Non-Current Liabilities	72,712	85,717	70,654

Shareholder’s Equity
Ordinary shares	11,736	11,728	11,734
Additional paid in capital net	210,665	210,269	210,495
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(99)	12	(88)
Capital reserve from share-based payments	5,750	4,771	5,505
Capital reserve from employee benefits	539	(149)	348
Accumulated deficit	(50,293)	(47,991)	(48484)
Total Shareholder’s Equity	174,808	175,150	176,020
Total Liabilities and Shareholder’s Equity	$316,795	303,096	$322,379

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2023	2022	2022
	Unaudited		Audited

Revenues from proprietary products	24,061	23,011	$102,598
Revenues from distribution	6,649	5,082	26,741

Total revenues	30,710	28,093	129,339

Cost of revenues from proprietary products	13,224	12,449	58,229
Cost of revenues from distribution	5,647	4,342	24,407

Total cost of revenues	18,871	16,791	82,636

Gross profit	11,839	11,302	46,703

Research and development expenses	3,231	4,420	13,172
Selling and marketing expenses	3,922	3,321	15,284
General and administrative expenses	3,418	3,005	12,803
Other expenses	979	310	912
Operating income (loss)	289	246	4,532

Financial income	25	2	91
Income (expense) in respect of securities measured at fair value, net	-	-	-
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	151	169	298
Revaluation of long-term liabilities	(1,761)	(2,010)	(6,266)
Financial expenses	(500)	(194)	(914)
Income before tax on income	(1,796)	(1,787)	(2,259)
Taxes on income	13	41	62

Net Income (loss)	$(1,809)	(1,828)	$(2,321)

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income
Gain (loss) on cash flow hedges	(156)	(108)	(776)
Net amounts transferred to the statement of profit or loss for cash flow hedges	145	66	634
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	191	-	497
Tax effect	-	-	-
Total comprehensive income (loss)	$(1,629)	(1,870)	$(1,966)

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	(0.04)	(0.04)	$(0.05)
Diluted net earnings per share	(0.04)	(0.04)	$(0.05)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March, 31		December 31,
	2023	2022	2022
			Audited

Cash Flows from Operating Activities
Net income (loss)	$(1,809)	(1,828)	$(2,321)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	3,123	3,027	12,155
Financial expenses (income), net	2,085	2,033	6,791
Cost of share-based payment	415	193	1,153
Taxes on income	13	41	62
Loss (gain) from sale of property and equipment	(22)	-	-
Change in employee benefit liabilities, net	(8)	(12)	(111)
	5,606	5,282	20,050
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	6,306	13,492	7,603
Decrease (increase) in other accounts receivables	1,362	589	(578)
Decrease (increase) in inventories	(10,970)	2,662	(1,361)
Decrease (increase) in deferred expenses	3,554	(110)	(1,340)
Increase (decrease) in trade payables	(6,712)	(13,649)	7,055
Increase (decrease) in other accounts payables	(238)	(772)	290
Decrease in deferred revenues	384	-	(20)
	(6,314)	2,212	11,649
Cash received (paid) during the period for:

Interest paid	(341)	(194)	(853)
Interest received	25	2	97
Taxes paid	(18)	(9)	(36)
	(334)	(201)	(792)

Net cash provided by (used in) operating activities	$(2,851)	5,465	$28,586

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March, 31		December 31,
	2023	2022	2022
			Audited
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	(1,117)	(513)	(3,784)
Proceeds from sale of property and equipment	24	-	-
Business combination	-	-	-
Net cash provided by (used in) investing activities	(1,093)	(513)	(3,784)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	1	3	9
Receipt of long-term loans	-	-	-
Repayment of lease liabilities	(271)	(295)	(1,098)
Repayment of long-term loans	(1,111)	(16)	(2,628)
Repayment of other long-term liabilities	(1,500)	(1,500)	(5,626)
Net cash provided by (used in) financing activities	(2,881)	(1,808)	(9,343)

Exchange differences on balances of cash and cash equivalent	(312)	236	212

Increase (decrease) in cash and cash equivalents	(7,137)	3,380	15,671

Cash and cash equivalents at the beginning of the period	34,258	18,587	18,587

Cash and cash equivalents at the end of the period	$27,121	21,967	$34,258

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$3,580	174	$551
Purchase of property and equipment and Intangible assets	$292	254	$618

NON-IFRS MEASURES

	Three months period ended		Year ended
	March 31,		December 31,
	2023	2022	2022
	In thousands
Net income	$(1,809)	$(1,828)	$(2,321)
Taxes on income	13	41	62
Financial expense (income), net	2,085	2,033	6,791
Depreciation and amortization expense	3,123	2,886	12,155
Non-cash share-based compensation expenses	415	155	1,153
Adjusted EBITDA	$3,827	$3,286	$17,840